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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Comprehensive Care Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
204620-20-7
(CUSIP Number)
June 8, 2005
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 204620-20-7

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert A. Lange
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 323,500
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 323,500
PERSON WITH:	8	SHARED DISPOSITIVE POWER 13,000*

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,500*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 Pages

Item 1(a).	Name of Issuer:

Comprehensive Care Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

204 South Hoover Blvd., Suite 200 Tampa, Florida 33609

Item 2(a).	Name of Person Filing:

Robert A. Lange

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1806 Hickory Street St. Louis, MO 63104

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

204620-20-7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	|_| Broker or dealer registered under Section 15 of the Exchange Act.

(b)	|_| Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	|_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	|_| Investment company registered under Section 8 of the Investment Company Act.

(e)	|X| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Page 3 of 5 Pages

f)	|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1)(ii)(F).

(g)	|_| A parent holding company or control person in accordance with Rule 13d- 1(b) (1)(ii)(G).

(h)	|_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	|_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	|_| Group, in accordance with Rule 13d-1(b) (1)(ii)(J).

Item 4.	Ownership (as of June 20, 2005)

(a)	Amount Beneficially Owned: 323,500

(b)	Percent of Class: 5.80%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

323,500

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

323,500

(iv)	shared power to dispose or to direct the disposition of:

13,000*

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Page 4 of 5 Page

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2005
Date

/s/ Robert A. Lange
[Signature]

Robert A. Lange
[Name/Title]

*Mr. Lange is a licensed investment advisor in the State of Missouri and currently has shared dispositive powers over those shares which are held by his clients.

Page 5 of 5 Pages